SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                Sino Charter Inc.
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                                (Name of Issuer)


                   Common Stock, par value $0.00001 per share
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                         (Title of Class of Securities)


                                   918258 104
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                                 (CUSIP Number)

                                Suzanne Fu, Esq.
                             Richardson & Patel LLP
                                  Murdock Plaza
                       10900 Wilshire Boulevard, Suite 500
                          Los Angeles, California 90024
                               310.208.1182 (Tel)
                               310.208.1154 (Fax)
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 13, 2009
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 918258 104
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(1)  Names of reporting persons

     Bestgrain Limited
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(2)  Check the appropriate box if a member of a group (see instructions)
     (a)
     (b)
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(3)  SEC use only
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(4)  Source of funds (see instructions)
     OO
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(5)  Check if disclosure of legal proceedings is required pursuant to Items 2(d)
     or 2(e)
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(6)  Citizenship or place of organization

     British Virgin Islands
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Number of shares beneficially owned by each reporting person with:

(7)  Sole Voting Power

     9,596,496 (1)
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(8)  Shared Voting Power

     0
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(9)  Sole Dispositive Power

     9,596,496 (1)
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(10) Shared Dispositive Power

     0

(1) Except that Qingqing Wu, as the director and sole shareholder of Bestgrain Limited, may be deemed to share voting and dispositive power with respect to these shares.
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     9,596,496
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
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(13) Percent of Class Represented by Amount in Row (11)
     59.98%
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(14) Type of Reporting Person (See Instructions)

     OO
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

CUSIP No. 918258 104
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(1)  Names of reporting persons

     Qingqing Wu
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(2)  Check the appropriate box if a member of a group (see instructions)
     (a)
     (b)
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(3)  SEC use only
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(4)  Source of funds (see instructions)

     AF
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(5)  Check if disclosure of legal proceedings is required pursuant to Items 2(d)
     or 2(e)
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(6)  Citizenship or place of organization

     Philippines
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Number of shares beneficially owned by each reporting person with:

(7)  Sole Voting Power

     0
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(8)  Shared Voting Power

     9,596,496 (1)
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(9)  Sole Dispositive Power

     0
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(10) Shared Dispositive Power

     9,596,496 (1)

(1) As the director and sole shareholder of Bestgrain Limited, which owns these shares, Qingqing Wu may be deemed to share voting and dispositive power with respect to these shares.
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     9,596,496 (2)
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

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(13) Percent of Class Represented by Amount in Row (11)
     59.98%
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(14) Type of Reporting Person (See Instructions)

     IN
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(2) The shares are owned directly by Bestgrain Limited, of which Mr. Qingqing Wu is the director and sole shareholder. Thus, Mr. Wu is the indirect beneficial owner of the reported securities.

ITEM 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.00001 per share (the "Common Stock") of Sino Charter Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is No. 1749-1751 Xiangjiang Road, Shishi City, Fujian Province, PRC 362700.

ITEM 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of Bestgrain Limited, a company organized under the laws of the British Virgin Islands ("Bestgrain"), and Qingqing Wu, the director and sole shareholder of Bestgrain and a citizen of Phillippines, on behalf of himself. The persons named in this paragraph are sometimes referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

(b) The address for the Reporting Persons is No. 1749-1751 Xiangjiang Road, Shishi City, Fujian Province, PRC 362700.

(c) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(d) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Qingqing Wu is a citizen of the Philippines. Bestgrain Limited is a company formed under the laws of the British Virgin Islands.

ITEM 3. Source of Amount of Funds or Other Compensation

On February 13, 2009, the Company entered into a share exchange agreement (the "Exchange Agreement") with Peng Xiang Peng Fei Investments Limited, a company organized under the laws of the British Virgin Islands ("Peng Xiang") and the shareholders of Peng Xiang. The shareholders of Peng Xiang include Bestgrain Limited, of which Qingqing Wu is the director and sole shareholder.

Pursuant to the Exchange Agreement, the Company issued an aggregate of 14,560,000 shares of its common stock to the shareholders of Peng Xiang in exchange for all of the outstanding common stock of Peng Xiang. Following the closing of the Exchange Agreement, (i) there were 16,000,000 shares of the Company's common stock outstanding, (ii) Peng Xiang became a wholly-owned subsidiary of the Company, and (iii) the shareholders of Peng Xiang owned approximately 91% of the Company's issued and outstanding shares. The Exchange Agreement and the transactions contemplated thereunder were approved by the Company's directors and its majority stockholders and by Peng Xiang's directors and its shareholders.

ITEM 4. Purpose of Transaction

The Reporting Persons acquired the shares as former shareholders of Peng Xiang. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

In his capacity as an officer of the Company, Qingqing Wu may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference. Applicable percentages are based upon 16,000,000 shares of common stock outstanding as of February 13, 2009.

(b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The information provided in Items 3 and 4 is hereby incorporated by reference. To the best of the knowledge of each Reporting Person, other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits

     (1)       Joint Filing Agreement attached hereto as Exhibit A.

     (2) Share Exchange Agreement dated February 13, 2009, by and among Peng Xiang, the shareholders of Peng Xiang and the Company, incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2009.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 11, 2009

Bestgrain Limited

/s/ Qingqing Wu
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By: Qingqing Wu, Director


/s/ Qingqing Wu
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Qingqing Wu, an individual

                                    EXHIBIT A

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)


      The undersigned acknowledge and agree that the foregoing statement of
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.


Dated:   March 11, 2009                    BESTGRAIN LIMITED
                                           a British Virgin Islands company



                                           By: /s/ Qingqing Wu
                                               ---------------------------------
                                               Qingqing Wu
                                               Director



Dated:   March 11, 2009                    /s/ Qingqing Wu
                                           -------------------------------------
                                           Qingqing Wu